
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

June 11, 2009

Mr. David S. Ahl
Chief Executive Officer
Sunshine PCS Corporation
65 Highland Road
Rye, NY 10580

> **Re:** **Sunshine PCS Corporation**
> **Schedule 13E-3**
> **File No. 005-84854**
> **Schedule 14A**
> **File No. 333-50948**
> **Filed May 14, 2009**

Dear Mr. Ahl:

We have reviewed your filings and have the following comments. Please revise the Schedule 13E-3 and preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that your officers and directors will continue in their roles after the going-private transaction. The staff has consistently taken the position that members of management of an issuer that is going private are affiliates of that issuer. It appears, based on the facts and circumstances, that your officers and

directors are engaged in the transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the issuer. Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05 available at:
http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

2.   LICT's Board of Directors and the Chairman of LICT's Board of Directors, "control person" Mario J. Gabelli, beneficially own 18.1% of your outstanding voting securities and Mr. Gabelli beneficially owns approximately 26% of LICT's outstanding voting securities. As a result of the merger, the company would be approximately 97% owned by LICT. Further, Mr. Robert E. Dolan, your Assistant Secretary and one of your two directors on your Board of Directors, currently serves as the Interim Chief Executive Officer and Interim Chief Financial Officer of LICT. Mr. Dolan would be acting on behalf of LICT in any negotiations regarding the proposed merger with the company. It appears, based on the facts and circumstances, that LICT, LICT's Board of Directors and Mr. Gabelli are affiliates engaged in the Rule 13e-3 transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the issuer. Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included.

3.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to any of the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

4.   Please revise your filings to comply with General Instruction C of Schedule 13E-3. Provide the disclosure, if applicable, required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of the company.

Item 1. Summary Term Sheet

5.   Please revise, here and throughout the filing, to delete any references to the termination of the registration of your common stock under the Securities Exchange Act of 1934. Please note that following the filing of a Form 15, the 15(d) registration and periodic reporting obligations will be suspended, not terminated.

Item 3. Identity and Background of Filing Person

6.   We note that in the Security Ownership of Certain Beneficial Owners and Management section you disclose that there are four individuals in your directors and executive officers as a group. Revise to provide the name and address of all persons specified by Instruction C to Schedule 13E-3.

7.   As Mr. Ahl is a filing person, it is inappropriate to qualify the statement specified by Item 1003(c)(3) of Regulation M-A. Revise to remove the phrase "to the Company's knowledge" in the second paragraph under subsection (c).

Item 4. Terms of the Transaction

8.   Please revise the disclosure on page 17 of your preliminary proxy statement to indicate how your board of directors considered the liquidity of the trading market for your common stock in determining that unaffiliated stockholders may "switch their status from Cashed Out Stockholder to Continuing Stockholder (or vice versa) as they see fit."

Item 5. Past Contracts, Transactions, Negotiations and Agreements

9.   Please provide the disclosures required by Item 1005 of Regulation M-A for each filing person, including any filing person added in response to the preceding comments.

Item 6. Purposes of the Transaction and Plans or Proposals

10.   Revise the disclosure on page 11 of your preliminary proxy statement that indicates that the reverse stock split will allow the termination of the registration of your common stock under Section 12(b) of the Exchange Act, as your common stock has not been registered under Section 12(b).

Item 7. Purposes, Alternatives, Reasons and Effects

11.   Please revise to provide expanded disclosure regarding the reasons behind your choice to engage in the transaction at this time as opposed to any other time in your public company history. Also, disclose all material factors considered with

respect to the reasons for the structure of the transaction. For example, describe why the board of directors decided upon a 1-for-1000 reverse stock split as opposed to another exchange ratio. See Item 1013(c) of Regulation M-A. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013.

12. In addition, please revise to discuss how your board of directors considered the potential transaction with LICT in considering alternative transactions. If the board's considerations occurred prior to any discussions with LICT regarding the potential merger transaction, please disclose whether the board reconsidered the alternatives in light of the proposed term sheet.

13. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A.

14. In your revised 13E-3 filing, including affiliates, as requested above, please amend your disclosure to include the description to include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

15. We note that as of December 31, 2008, the Company's only assets consisted of $442,026 in cash and a net operating loss carry-forward of approximately $3.7 million incurred over the years starting in year 2001 through the current year. The loss carryover may be carried forward 20 years which would expire starting in 2021. The ability to utilize this loss carry-forward is dependent on the Company's ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction

16. Revise your disclosure to separately address procedural and substantive fairness. This comment also applies to discussions to be included in your revised Schedule 13E-3 by other filing persons.

Item 9. Reports, Opinions, Appraisals and Negotiations

17. Revise the "Special Factors" section at the beginning of your preliminary proxy statement to include the information required by Item 9 of Schedule 13E-3. See Rule 13e-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

Item 13. Financial Statements

18.   Financial information has been incorporated by reference in response to Item 13 of Schedule 13E-3. Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Also, please note our subsequent comment regarding documents you incorporate by reference.

19.   Revise to provide the ratio of earnings to fixed charges for the two most recent fiscal years and provided interim periods. See Item 1010(a)(3) of Regulation M-A.

20.   Revise to provide book value per share as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A.

Item 16. Exhibits

21.   Please file the preliminary, non-binding term sheet dated April 30, 2009 with LICT as an exhibit to your Schedule 13E-3. See Item 1016(d) of Regulation M-A.

Signature

22.   Please revise to have all filing persons or their authorized representatives sign the Schedule 13E-3. See Instruction to Signature of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

23.   Please fill in the blanks in the preliminary proxy statement.

24.   Please revise to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

25.   The proxy statement should begin with a Summary Term Sheet, followed by a table of contents and then the "Special Factors" section. The Summary Term Sheet should set forth the principal terms of the transaction and be no longer than a page and a half. Please revise. For further guidance, see Item 1001 of Regulation M-A.

26.   We note that the company is both going private and in discussions with LICT regarding the potential acquisition of the North Dakota Companies and that LICT, as the ultimate parent company of the North Dakota Companies, proposed a preliminary, non-binding term sheet dated April 30, 2009. The term sheet proposes that through a merger, approximately 158,000 shares of your common stock (on a post-reverse stock split basis) would be issued to LICT. It does not appear that you intend to provide security holders with an opportunity to vote on

any merger agreement regarding the potential acquisition of the North Dakota Companies. Provide us your analysis regarding whether security holders should be provided an opportunity to vote on the potential merger agreement, and whether they should have the opportunity to do so separately, in addition to the vote in favor of the going-private merger. See Note A of Schedule 14A and Rule 14a-4(a)(3). We note that the Unaudited Pro Forma Financial Statements in the preliminary proxy statement disclose the effect of both the reverse stock split transaction and the potential merger transaction with the North Dakota companies.

Reverse Stock Split Summary Term Sheet, page 1

27.   Revise here and throughout your preliminary proxy statement to disclose that your authorized common stock will not be proportionately decreased and the potential dilutive and anti-takeover effects to your continuing stockholders following the reverse stock split.

If the Reverse Split is Approved by our Stockholders, Must it be Consummated by Our Board…, page 9

28.   Please revise to clarify the circumstances that would lead to an abandonment of the reverse stock split.

Cautionary Statement Concerning Forward-Looking Statements, page 10

29.   We note the disclaimer that you are not obligated to publicly update or revise your forward-looking statements. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect any material change in the information previously disclosed. Please revise accordingly.

Special Factors – Reverse Stock Split Proposal, page 11

30.   Please revise your discussion throughout this section and the Proposal No. 1 section, starting on page 22, to include full disclosure, including, but not limited to, all dates and attendant parties of each discussion, consideration and meeting, whether via telephone or in person. Some examples include, but are not limited to the following:

- Deliberation of the Board of Directors resulting in the determination to undertake the reverse stock split in order to deregister your shares of common stock (page 11);
- Determination by the Board of Directors to effectuate the reverse stock split as soon as administratively possible following stockholder approval (page 12);

- Consideration by the Board of Directors of the cash consideration to be paid for fractional shares (page 14);
- Consideration by the Board of Directors of alternative transactions (page 16)
- Determination by the Board of Directors that the reverse stock split is substantively and procedurally fair to each differently-impacted group of stockholders (page 17);
- Discussion regarding the special interests of affiliated persons in the reverse stock split transaction (page 22).

31.   Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(b) of Regulation M-A.

Effects on Stockholders with Fewer than 1000 Shares…, page 12

32.   Please explain any difficulty that security holders may have in trying to acquire common stock prior to the split transaction and explain that all stockholders who may want to acquire greater than 1000 shares may be unable to do so.

Alternative Transactions Considered, page 16

33.   Provide quantitative and comparative information to support your statements that the relative cost associated with maintaining the status quo or liquidation would be greater than the costs associated with the going private transaction and potential merger.

Fairness of the Reverse Stock Split, page 17

34.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable details. Revise your disclosure in this section to address in detail all of the factors listed in Instruction 2. In addition, please note that conclusory statements are insufficient. See Question 21 of Exchange Act Release No. 34-27729. If one or more of the factors were not considered, state that and explain why they were not deemed material or relevant. For example, please revise to address:

- why $0.05 per share is substantively fair given the liquidation value and proposed merger value of $0.08 per share; and,

- why the transaction is procedurally fair given the absence of a financial advisor, fairness opinion and legal advisor.

35.　Further to our comment above. You disclose that the Board determined that it would not engage an appraiser or counsel because such services would be too costly. Please revise to specify the basis for the Board's determination by quantifying the cost associated with such services and comparing such costs to the overall cost associated with the going private transaction and proposed merger.

Cost of Proxy Solicitation, page 21

36.　We note that your officers and employees may solicit proxies "by mail and in addition, may be made by telegrams, personal interviews and by telephone." We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

37.　Please clarify whether you intend to solicit proxies via the Internet. If so, please note our comment above. Also, please inform us of any chat rooms that you intend to use.

38.　Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with notice informing them of where the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Proposal No. 2. Amendment to Certificate of Incorporation to Grant Option to Repurchase Shares, page 26

39.　We note your statement that the Board of Directors determined that the option to repurchase shares is substantively and procedurally fair. Revise to provide further discussion with respect to the Board's determination that the option to repurchase shares is fair. Also discuss how the Board determined the price to be paid for shares pursuant to the option.

Security Ownership of Certain Beneficial Owners and Management, page 28

40.　We note that the company registered a class of equity security in 2000. Since that time, no beneficial ownership reports pursuant to Regulation 13D-G have been filed. However, the beneficial ownership table reflects at least four persons who own greater than 5% of the shares of common stock. We refer you to Rule 13d-1(d). Please make the appropriate filings or advise.

Unaudited Pro Forma Financial Statements, page 30

41.   In Note A, please remove the references to "listing" and "delisting." Please make similar changes throughout the proxy statement when referencing the benefits of deregistration.

Documents Incorporated by Reference, page 34

42.   We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

*   *   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement and Schedule 13E-3 as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide a basis for your review in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or to me, at 202.551.3257.

Sincerely,

Celeste Murphy
Legal Branch Chief

cc: David C. Grorud, Esq., Fredrikson & Byron, P.A.
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